[LETTERHEAD OF SIDLEY AUSTIN LLP]

VIA EDGAR
July 29, 2010

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Division of Investment Management

Re:	BlackRock FundsSM
(File Nos. 33-26305 and 811-05742)

Ladies and Gentlemen:

     BlackRock FundsSM (the “Fund”), on behalf of its series BlackRock Money Market Portfolio, BlackRock U.S. Treasury Money Market Portfolio, BlackRock Municipal Money Market Portfolio, BlackRock New Jersey Municipal Money Market Portfolio, BlackRock North Carolina Municipal Money Market Portfolio, BlackRock Ohio Municipal Money Market Portfolio, BlackRock Pennsylvania Municipal Money Market Portfolio and BlackRock Virginia Municipal Money Market Portfolio, hereby files via EDGAR one electronically signed copy of Post-Effective Amendment No. 135 to its registration statement on Form N-1A (the “Registration Statement”) to revise the prospectus disclosure, format and style, and to update the Fund’s financial statements under Section 10(a)(3) of the Securities Act of 1933, as amended (the “1933 Act”), complete with certain exhibits filed herewith (the “Exhibits”). The Registration Statement and Exhibits are filed pursuant to Rule 485(b)(1)(vii) under the 1933 Act, and the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”), pursuant to an agreed-upon request sent to the Commission on July 23, 2010 and filed as correspondence with this Fund. Should members of the Staff have any questions regarding the enclosed materials, they should call the undersigned at (212) 839-5583.

Very truly yours,

/s/ Ellen W. Harris

Ellen W. Harris

cc:	Edward Baer
John A. MacKinnon